UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 1, 2022

(Date of Report (Date of earliest event reported))

STARTENGINE CROWDFUNDING, INC.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Registrant’s telephone number, including area code)

Common Shares and Series T Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Effective June 1, 2022, StartEngine Crowdfunding, Inc. (the “Company”) and Dalmore Group, LLC (“Dalmore”) amended and restated their Broker-Dealer Agreement (the “Amended Agreement”).. In addition to paying a fee of 3% for any funds the Company raises in Florida, the Company agreed to pay Dalmore the same fee for funds raised in Texas. The Amended Agreement is filed as Exhibit 6.4 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

By:	/s/ Howard Marks
Howard Marks
Chief Executive Officer

Date: June 2, 2022

Exhibit Index

Exhibit No.	Description
6.4	Broker-Dealer Agreement between StartEngine Crowdfunding, Inc. and Dalmore Group, LLC dated June 1, 2022